SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Annoucement

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras, in a meeting held today, approved the operation of funding, guaranteed by the Federal Government, in the amount of R$ 6.5 billion, to be disbursed in three (3) tranches by 2015. These amounts will be applied pursuant to the Eletrobras Business and Management Master Plan 2014-2018, approved by the Board, on March 27, 2014, as disclosed to the market through a material fact, and the budgets approved for the Eletrobras companies.

The mentioned funding  was done by bookbuilding process, in which were invited several financial institutions, coordinated by the Banco do Brasil.

For the amount of R$ 6.5 billion, Caixa Economica Federal and Banco do Brasil, offered firm proposal of respectively, R$ 2.5 billion and R$ 4.0 billion, including the following financial conditions:

Main Characteristic
Borrower:	Eletrobras
Creditors:	Banco do Brasil and Caixa Econômica Federal
Value:	R$ 6,5 billion in 3 tranches
Total Term:	8 years
Grace Period of the Principal:	2 years
Disbursement:	Until January,2015
Amortization System:	CAS
Payment of Capital:	Monthly installments after the grace period
Payment of interest:	Monthly payments
Guarantee:	Federal Government
Financial Cost:	119,5% of CDI
Structuring Fee	0,75%
Commitment fee	0,60% a.a on undisbursed funds
Administrative Agent	R$ 46 mil per year

The operation will be made by the Financing Agreement and “Cédulas de Crédito Bancário” to be issued by Eletrobras for each Disbursement Agreement. This operation is subject to approval by the relevant government agencies, according to the legislation in force.

Rio de Janeiro, July 21, 2014.

Armando Casado de Araujo

            CFO and Invertor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.